SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For August 6, 2020

QIWI plc

Kennedy 12,

Kennedy Business Centre, 2nd Floor,

P.C. 1087, Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT 99.1 TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-190918; FILE NO. 333-212441) OF QIWI PLC AND IN THE OUTSTANDING PROSPECTUS CONTAINED IN SUCH REGISTRATION STATEMENTS.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

QIWI plc (“QIWI” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission, the following information concerning the matters voted upon at the Annual General Meeting (“AGM”) of the Company held on August 4, 2020.

The matters to be voted upon were notified to the shareholders on record and, through the Depositary, to all registered holders of American Depositary Shares (“ADSs”) who were holding the ADSs on a record date determined by the Depositary. The total number of Class A shares eligible to vote at the AGM was 11,225,718 with a total of 112,257,180 voting rights; the total number of Class B shares was 51,487,257 with a total of 51,487,257 voting rights. Each Class A share carries ten votes and each Class B share carries one vote.

The following is a brief description of the matters voted upon at the AGM of the Company held on August 04, 2020:

•	Adoption of the Company’s audited financial statements for the 2019 financial year;

•	Re-appointment of EY as the Company’s Auditor and approval of Auditors’ remuneration;

•	Election of Directors to the Board of Directors of the Company;

•	Approval of the Directors’ remuneration;

•	Approval of disapplication of shareholders’ pre-emption rights.

Regarding adoption of the audited financial statements of the Company for the 2019 financial year, the final voting results were as follows:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To adopt the audited consolidated financial statements of the Company for the 2019 financial year	147,800,895	342,617	197,613
To adopt the audited standalone financial statements of the Company for the 2019 financial year	147,800,845	342,667	197,613

Regarding the re-appointment of EY as the Company’s Auditors and approval of Auditors’ remuneration, the final voting results were as follows:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To re-appoint EY as the Company’s Auditors	147,693,525	628,926	18,674
To approve the Auditor’s remuneration	147,773,624	548,637	18,864

Regarding the Election of Directors to the Company’s Board of Directors, the final voting results were as follows:

•	Mr. Alexey Marey, Ms. Elena Titova and Mr. Marcus Rhodes were elected and appointed to the office of Independent Directors of the Company.

•	Mr. Boris Kim, Ms. Nadiya Cherkasova, Mr. Sergey Solonin and Ms. Tatiana Zharkova were elected and appointed to the office of Elected Directors of the Company.

Regarding the approval of remuneration for the Directors of the Company, the final voting results were as follows:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To approve Directors’ remuneration	148,116,068	2,042	223,015
To approve no remuneration shall be fixed for executive Directors of the Company	148,207,281	114,978	18,866

Regarding the approval of the disapplication of shareholders’ pre-emption rights in respect of 3,100,000 class B shares for the purpose of issuing and allotment of shares under the employee equity compensation plans the final voting results in Class A were as follow:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To approve the disapplication of shareholders’ pre-emption rights in respect of 3,100,000 class B shares for the purpose of issuing and allotment of shares under the employee equity compensation plans	112,257,160	0	0

Regarding the approval of the disapplication of shareholders’ pre-emption rights in respect of 3,100,000 class B shares for the purpose of issuing and allotment of shares under the employee equity compensation plans the final voting results in Class B were as follow:

Brief description of the matter put to vote	Votes for	Votes Against	Abstained
To approve the disapplication of shareholders’ pre-emption rights in respect of 3,100,000 class B shares for the purpose of issuing and allotment of shares under the employee equity compensation plans	13,540,453	22,524,126	19,386

Since a majority of Class B shareholders voted against the approval of the disapplication of shareholders’ pre-emption rights, the approval of the General Meeting in respect of such disapplication was not obtained.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIWI PLC (Registrant)

Date: August 6, 2020	By:	/s/ Varvara Kiseleva
Varvara Kiseleva
Interim Chief Financial Officer